Press Release

Date         February 15, 2001

          VNU COMPLETES TENDER OFFER FOR ACNIELSEN CORPORATION

          Haarlem, The Netherlands - VNU N.V., a leading media and information company, announced today that its indirect wholly-owned subsidiary, Artist Acquisition, Inc., has completed its cash tender offer for all of the outstanding shares of common stock of ACNielsen Corporation at USD 36.75 per share net to the seller in cash. The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on February 14, 2001. All shares validly tendered and not properly withdrawn prior to the expiration of the tender offer have been accepted for payment. Based on a preliminary count, 56,948,651 shares of common stock of ACNielsen, or 96% of the 59,240,209 total issued and outstanding ACNielsen shares, were tendered pursuant to the tender offer and not withdrawn (including shares tendered through notice of guaranteed delivery).

          Pursuant to the terms and conditions of the Merger Agreement entered into in connection with the tender offer, VNU plans to merge Artist Acquisition, Inc. with and into ACNielsen by the close of business on Friday, February 16, 2001 or as soon as practicable thereafter. ACNielsen common stock not previously purchased in the tender offer will be converted into the right to receive USD 36.75 per share in cash. The proposed merger is not subject to the approval of the remaining shareholders of ACNielsen. Once the merger becomes effective, ACNielsen will be an indirect wholly-owned subsidiary of VNU N.V.

            Contact:   Rob de Meel           telephone +31 23 546 36 48
            website:   news.vnu.com
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          VNU is one of the world's leading media and information companies and has leading market positions in marketing & media information, business information, directories, consumer information, as well as educational information. Worldwide, VNU employs approximately 16,000 people and has annual revenues of more than EUR 2.8 billion (1999).

          The foregoing announcement is qualified in its entirety by reference to Artist Acquisition, Inc.'s Tender Offer Statement on Schedule TO, including the Offer to Purchase dated December 22, 2000, and the related letter of transmittal, which can be obtained for free, along with other filed documents, at the SEC's website www.sec.gov.